

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 14, 2007

Ms. Sunita S. Patel, Group Vice President and Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd
Broomfield, CO 80021

      Re: **Level 3 Communications, Inc**
             Form 10-K/A for Fiscal Year Ended December 31, 2006
             Filed on December 12, 2007
             File No. 0-15658

Dear Ms. Patel:

     We have completed our review of the above filing, and do not, at this time, have any further comments.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director